FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release, dated October 30, 2007, entitled “AFP PROVIDA S.A. reports its results for the period ended September 30, 2007”

For Immediate Release
Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – October 30, 2007– AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended September 30, 2007. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of September 30, 2006 are inflation adjusted by the year on year CPI figure of 4.7%.

AFP PROVIDA S.A. reports its results for the period ended September 30, 2007

GENERAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2007

Ü
In the first nine months of 2007, the net income was Ch$35,625.8 million, an increment of  18.1% or Ch$5,468.0 million with respect to same period of 2006, boosted by the operating component of results referred to both higher fee income and superior gains on mandatory investments. Likewise, in non operating terms, a major loss was recorded basically associated with a higher inflation applied in the period.

Ü
The operating income amounted to Ch$49,344.9 million at September 2007, a rise of Ch$9,055.9 million (22.5%) with respect to same period of 2006. This result was triggered in a larger extent  by the increment of fee income (Ch$9,641.3 million) regarding all its components (mandatory contributions, savings and pension payments). Also, the gains on mandatory investments favorable contributed to the above, driven by the outstanding returns of pension funds (in nominal terms for nine months: 13.1% in 2007 compared to 10.0% in 2006). With respect to expenses, the increased was basically originated by the life and disability insurance given the higher client portfolio covered and certain adjustments related to contracts prior to the current one. Adding to the latter were higher remunerations as a result of the enforcement of a new collective agreement as well as a larger number of employees in both, administrative staff due to the sub-hiring legislation as well as sales personnel in view to the higher commercial activity.

Ü
In non-operating terms, a loss of Ch$6,678.8 million was recorded at September 2007, higher in Ch$3,234.6 million to the loss registered in the same period of last year. This deviation was basically explained by the higher inflation applied in the period (September 2007 5.1% compared to 2.5% for September 2006) negatively affecting the price level restatement, adding lower profits obtained by foreign affiliated companies that were also negatively impacted by the appreciation of the Chilean peso against the dollar.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$935.4 million September 2007, representing an increase of 6.5% with respect to the same period of last year.

Ü
As of September 30, 2007, Provida continued leading the Chilean pension fund industry in terms of assets under management, totaling US$32,885.8 million equating to a market share of 30.8%. Also, Provida is a leader in terms of clients with a portfolio of 3.3 million affiliates and 1.6 million of contributors, with market shares of 41.7% and 38.5% respectively, according to the information available at August 2007.

GENERAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2007

Ü
Net income for the third quarter of 2007 (3Q07) amounted to Ch$9,937.8 million, implying a decreased of Ch$2,998.3 million (23.2%) compared to third quarter of 2006 (3Q06). The latter as a result of lower gains on mandatory investments accompanied with a higher life and disability insurance cost that overshadowed the good performance of fee income. Adding to the above, as in the year’s evolution, the higher non operating loss is explained by the superior inflation applied in the quarter.

Ü
Even though the operating income of Ch$14,120.8 million in 3Q07 represented a drop of Ch$3,273.5 million (18.8%), fee income increased by Ch$3,000.5 (8.5%) due to both mandatory contributions as well as higher fees charged to pension payments. Likewise, mandatory investments experienced a return of 2.7% in nominal terms during 3Q07, but it was inferior to the one generated in 3Q06 (5.1%). In connection with operating expenses, to the higher cost of life and disability insurance driven by a larger client portfolio covered and adjustments for future payments of contracts with expired coverage, other operating expenses are added mainly related to collection costs and funds management.

Ü
In non operating terms, a loss of Ch$2,559.4 million was registered in 3Q07, higher in Ch$1,022.7 million than the loss recorded in 3Q06, mainly as a consequence of the inflation applied for price level restatement effects that in the period was 3.2% negatively comparing with the 1.4% in 3Q06. Additionally, lower profits from related companies were recorded, given that the favorable evolution of local entities was compensated by the minor profits generated by AFORE Bancomer in Mexico and AFP Horizonte in Peru.

	Business Drivers	September	Market
		2007	Share
AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.	Number of Affiliates	3,303,058	41.7%	(1)
	Number of Contributors	1,596,733	38.5%	(1)
	Number of Pensioners	386,621	38.5%
	Collection Base (US$ Million)	1,002	31.7%	(1)
	AUM (US$ Million)	32,885.8	30.8%
	Pension Fund Average Real Return (Sep.07)	8.27%
	Pension Fund A Real Return (Sep.07)	13.64%
	Pension Fund B Real Return (Sep.07)	9.49%
	Pension Fund C Real Return (Sep.07)	6.50%
	Pension Fund D Real Return (Sep.07)	4.17%
	Pension Fund E Real Return (Sep.07)	0.94%

	Other Variables	September 2007	Market Share
	Number of Branches	120	45.5%
	Number of Administrative Employees	1,022	30.2%	(2)
	Number of Sales Agents	570	23.2%	(2)
	(1) Market Share in August, 2007. (2) Market Share in June, 2007.

AFP PROVIDA S.A.

COMPARATIVE ANALYSIS FOR THE FIRST NINE MONTHS OF 2007

The Chilean economy grew a little bit slower than forecasts of experts for recent  months (Jul 4.0% and August 4.5%), accruing a growth of 5.5% during the first eight months of the year, when comparing to January – August 2006. The above as a result of the negative contribution of utilities, basically electricity, gas and water sectors due to weather factors and restrictions in the supply of natural gas from Argentina. However, the rest of the economy sectors have continued showing dynamism, especially investments, which in figures anticipated by the Treasury Department would reach a record figure, exceeding 25% of GDP in 2007.

Regarding inflation, although during the fist part of the year the figures have remained near the target range established by the Central Bank, since June (0.9%) the CPI begun to exhibit a growing trend, recording in September, the third consecutive month, a rise of 1.1%, conducting the accrued inflation to be 6.2% in the first nine months and 5.8% in twelve months. The latter was mainly driven by the food item due to both international rises of food prices, as well as, factors affecting the country’s weather. Therefore, expectations of short-term inflation in the private sector have been increased and BBVA Economic Research Service has anticipated an inflation of 6.7% for 2007 and 3.4% for 2008.

In relation to labor market, the unemployment rate was 7.7% in the mobile quarter July-September 2007, implying a decrease of 0.2 percent points in comparison with the same quarter of last year and an increase of 0.1 percent points with respect to the previous quarter.

The estimation of labor force was 6,904,080 people, implying a twelve-month variation of 2.3% (157,560 people), the highest variation of the last two years, which indicates a greater dynamism of this variable. Besides, the occupied workers amounted to 6,371,350, an increase of 2.6% in twelve months, that is, an increase of 159,530 new jobs. The unemployed sector slightly decreased by 0.4% in the same period.

The female employment again recorded a growth, reaching 4.8% in twelve months, what has reaffirmed the expansive trend exhibited since the beginning of the year. The latter implied that the market share of women in labor market grew from 37.7% to 38.7% in the annual comparison.

The salaried employment has continued to be the engine of total employment, recording an increase of 4.6% or 189,170 new jobs in twelve months. In the same period, the employment grew up in almost all activities, where the most dynamic sectors to generate employments were electricity, gas and water, mining, financial services and trading.

Net income
At September 2007, the net income was Ch$35,625.8 million, equivalent to an average return on equity of 25.7% and to a real increase of 18.1% or Ch$5,468.0 million with respect to the first nine months of 2006. The latter was sustained by the positive result achieved in operating terms, where the growth of fee income (9.1%) and higher gains in mandatory investments (54.6%) were highlighted. Likewise, the non operating component registered a higher loss mainly driven by a higher inflation applied for price level restatement effects.

At September 2007, the operating income increased by 22.5% or Ch$9,055.9 million with respect to the same period of last year, where the revenues recorded an increase of 13.6% boosted by higher fee income given the favorable evolution registered in collection levels during the period, a situation that was also present in AFP Génesis (recorded as other operating revenues). Adding to the above was the increase in gains on mandatory investments in view of better returns obtained by stock markets in general. Moreover, the expenses increased basically due to the life and disability insurance whose increment was explained by the higher temporary premium linked to the collection levels achieved during the period, as well as superior provisions for unfavorably casualty rate.

The non operating income at September 2007 recorded a higher loss of Ch$3,234.6 million with respect to the same period of 2006,  basically as a consequence of the losses generated by price level restatement due to the higher inflation applied in the period. Adding to the above were lower gains generated by the affiliated companies, basically lower results of AFORE Bancomer in Mexico.  Finally, other non operating income (expenses) net decreased due to punctual effects in connection with higher payments regarding the close of judicial contingencies, which were partly offset by the profit from the sale of 10% stake of AFP Crecer in the Dominican Republic.

Regarding income taxes, the tax expense grew in a lower extent than income before taxes sustained by the rise of interest rates applied over the deferred tax obligation.

	Sep-07	Sep-06	Change	%
	(Million of constant Chilean pesos at September 30, 2007, except percentages)
Operating income	49,344.9	40,289.0	9,055.9	22.5%
Total operating revenues	141,372.0	124,405.4	16,966.6	13.6%
Total operating expenses	(92,027.1)	(84,116.4)	(7,910.7)	9.4%

Other expenses (income)	(6,678.8)	(3,444.2)	(3,234.6)	93.9%

Income taxes	(7,040.3)	(6,686.9)	(353.4)	5.3%

Net income	35,625.8	30,157.8	5,468.0	18.1%

Earnings per share (each ADR represents fifteen shares) was Ch$107.53 at September 2007 that was compared with Ch$91.02 obtained in the same period of 2006. At September 30, 2007, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to September 2006.

BUSINESS DEVELOPMENT

Operating revenues

At September 2007, they were Ch$141,372.0 million, a real increase of 13.6% or Ch$16,966.6 million with respect to the same period of 2006. This result stemmed mainly from higher fee income that recorded a variation of Ch$9,641.3 million or 9.1% due to higher collection levels, and superior gains of Ch$6,724.7 million in mandatory investments given the higher returns obtained by stock markets in general. Higher other operating revenues (Ch$733.0 million) were added to the above, basically driven by higher fee income generated by AFP Génesis. Likewise, financial revenues stemming from life and disability insurance contracts decreased by Ch$132.4 million in the period.

•
Fee income was Ch$115,974.8 million during the fist nine months of 2007, an increase of 9.1% or Ch$9,641.3 million with respect to the same period of last year. Supporting the above was fee income from mandatory contributions that increased by 8.6% or Ch$9,035.0 million with respect to September 2006. Additionally, voluntary pension savings, as well as voluntary savings positively contributed to this evolution, with a variation of Ch$305.0 million with respect to September 2006. Finally, the increment of the fee charged from 1.00% to 1.25% for programmed withdrawals over the pensions, implied higher revenues of Ch$301.3 million during the period.

Regarding the competitive variables, it highlights that Provida has maintained its leading position in the pension industry with average market shares around 40% in terms of clients at August 2007, and where the average number of contributors was 1,627,128 in the first nine months of 2007.

•
Gains on mandatory investment were Ch$19,036.9 million at September 2007, an increase of Ch$6,724.7 million (54.6%) with respect to the same period of 2006. The latter was driven by the better performance of investments in local (Sep-07: IPSA +20.6%, IGPA +18.0% versus Sep-06: IPSA +16.1%, IGPA +16.0%) and foreign stock markets (Sep-07: Nasdaq +11.8%, Dow Jones +11.5%, MSCI LA +38.2%, AC Far East ex Japan +35.9% and Hang Seng +36.2% versus Sep-06: Nasdaq +2.4%, Dow Jones +9.0%, MSCI LA +15.0%, AC Far East ex Japan +11.3% and Hang Seng +17.4%). The latter implied that the weighted average nominal return of pension funds was 13.1% in the first nine months of 2007, which was positively compared with 10.0% obtained in the same period of 2006.

Operating expenses

They increased by 9.4% or Ch$7,910.7 million from Ch$84,116.4 million at September 2006 to Ch$92,027.1 million in the first nine months of 2007. This result was basically associated with the lie life and disability insurance, given the higher temporary premium in view of increment of collection levels recorded in the period, as well as higher provisions for unfavorable casualty rate. Additionally, higher remunerations of administrative and sales personnel were recorded triggered by higher allowances granted to personnel in connection with the enforcement of the new collective agreement and remunerations paid for a larger number of staff maintained in the period given the new sub hiring regulation and the higher commercial activity. Finally, other operating expenses increased basically due to administrative costs in connection with advisory services and the management of funds.

•
Remunerations of administrative personnel amounted to Ch$14,769.9 million at September 2007, higher in Ch$200.9 million or 1.4% with respect to the figure recorded in the same period of last year. This result, as explained in previous reports, was partly driven by the enforcement of the new collective agreement beginning in January 2007 that increased the allowances paid to workers. Additionally, the period recorded higher costs in remunerations due to the larger number of permanent staff maintained by the Company in view of the new legislation in force since January 2007 that regulates outsourcing personnel hired by the companies. Supporting the latter, the average figure of administrative staff was 1,024 workers at September 2007, a 4.1% higher than the average recorded in the same period of 2006 (983 workers). By comparing at the end of both periods, the administrative staff increased by 6.0% from 964 to 1,022 workers.

Those deviations were partly offset by lower severance payments recorded in the period, due to the retirement plan implemented in 2006. Also, a lower cost in seniority awards was recorded in connection with the adjustment made in 2006 due to the modification of the criteria to calculate the provision of such awards, which included all the awards that every worker is entitled to and not only the nearest one.

•
Remunerations of sales personnel increased by Ch$929.9 million (14.3%) from Ch$6,516.8 million in the first nine months of 2006 to Ch$7,446.7 million in the same period of 2007. This variation was basically explained by higher remunerations paid to sales agents, both fixed and variable as a result of the larger number of staff maintained in the period and the superior production levels of the sales force given lower restrictions to the process of clients’ transfers. Also, higher allowances were paid to sales agents in line with the enforcement of the new collective agreement (January 2007). Besides, the period recorded a higher cost in severance payments related to the substitution of non-productive workers for a more competitive staff.

In figures, the average number of sales agents in the first nine months of 2007 were 594 workers, increasing by 5.3% with respect to the same period of 2006 (563 sales agents). With respect to the evolution at the each period end, the sales force decreased by 1.0% from 576 salespeople in September 2006 to 570 in September 2007.

•
The cost of life and disability insurance (L&D) was Ch$50,592.9 million during the first nine months of 2007, implying an increase of Ch$6,094.0 million or 13.7% with respect to the same period of 2006. This variation was partly explained by higher expenses of Ch$2,302.8 million in temporary premium, associated with a larger client portfolio covered evidenced in the growth observed in mandatory collection.

Additionally, the period recorded a higher provision of Ch$3,791.6 million for unfavorably casualty rate, basically due to claims for benefits have increased in line with the growth observed in the client portfolio, while the rates used by insurers to calculate reserves have remained almost steady between both comparative periods.

It is important to stress that the Company’s casualty model has determined a lower economic value of casualties, given that forward rates used in the model are higher than the historical discount rates used normatively by the insurers. According to the current regulation, consequently, the balance required by the insurers to provision casualties on behalf of Provida has continued prevailing.

Finally, the provisions were also affected by true-ups of contracts prior to the current one.

•
At September 2007 other operating expenses were Ch$19,217.6 million, increasing by 3.7% or Ch$685.9 million with respect to the same period of 2006. This result was mainly driven by higher administration costs of Ch$810.1 million which, as explained in the last quarter’s report, were basically driven by higher expenses in advisory services referred to regulatory requirements and superior costs related to the administration of funds (custodian and intermediation services), effects that were partly offset by the lower cost implied in hiring outsourcing services, as a consequence of the new sub hiring regulation.

In terms of computing technology, a lower expense of Ch$460.0 million was recorded (registered in the computing expense item), basically associated with the Unified Platform as a result of lower corrective activities required during the period, a saving that has a counterpart in the expense recorded in the amortization item (Ch$317.8 million), given the developments affecting the Unified Platform asset.

Operating income
As a consequence of the growth of operating revenues accompanied by minor rise in operating expenses, the operating income increased by Ch$9,055.9 million or 22.5%, amounting to Ch$49,344.9 million in the first nine months of 2007.

Other non operating expenses (income)
They recorded a loss of Ch$6,678.8 million in the first nine months of 2007, higher in Ch$3,234.6 million than the loss recorded in the same period of 2006. This result was basically explained by the loss in price level restatement that rose Ch$2,218.7 million due to the higher inflation applied in the period, adding lower earnings of Ch$459.2 million in related companies mainly from AFORE Bancomer. Also, the period was affected by punctual effects, the reduction of other non operating income (expenses) net (Ch$512.3 million) due to the payment  incurred in closing judicial contingencies, which was partly offset by earnings obtained from the sale of 10% stake of AFP Crecer in the Dominican Republic.

•
The affiliated companies results decreased by Ch$459.2 million or 12.7% from an income of Ch$3,602.9 million at September 2006 to an income of Ch$3,143.7 million at September 2007. This deviation was sustained by the lower earnings recorded by foreign affiliates that jointly contributed Ch$917.0 million mainly due to the lower result achieved by AFORE Bancomer in Mexico. The latter could not be offset by the good performance of local subsidiaries that together recorded a positive result of Ch$457.8 million, mainly higher earnings recorded by Previred and the lower loss recorded by AFC.

Company	Country	Sep-7	Sep-06	Change	%
		(Million of constant Chilean pesos at September 30, 2007, except percentages)
Horizonte	Peru	1,129.7	1,144.3	(14.6)	-1.3%
Bancomer	México	1,849.3	2,730.2	(880.9)	-32.3%
Crecer	Rep.Dominicana	174.7	196.2	(21.5)	-11.0%
DCV	Chile	46.5	47.6	(1.1)	-2.3%
PreviRed.com	Chile	230.9	30.9	200.0	646.7%
AFC	Chile	(287.4)	(546.3)	258.9	-47.4%
TOTAL		3,143.7	3,602.9	(459.2)	-12.7%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During the first nine months of 2007, this subsidiary generated an income of Ch$1,129.7 million for Provida, representing a decrease of Ch$14.6 million or 1.3% with respect to the same period of 2006. This result was basically explained by the negative effect of the appreciation of the Chilean peso against the dollar (4.8%) in both comparative periods, since this affiliate itself recorded a better result in dollars (8.6%), sustained by the positive variations recorded in fee income and mandatory investments. At September 2007, this subsidiary accounted for a total of 1,072,065 affiliates and assets under management for US$4,569.7 million, figures equivalent to market shares of 26% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. During the first nine months of 2007, this subsidiary recorded an income of Ch$1,849.3 million for Provida, a decrease of Ch$880.9 million or 32.3% with respect to September 2006, sustained by the lower fee income associated with the reduction of its fee structure (from 3.0% to 1.98% over assets under management) in September of 2006 and higher operating expenses, basically referred to administration costs. Also, the negative effect of the appreciation of the Chilean peso against the dollar was included, when acknowledging results. At September 2007, AFORE Bancomer maintained an affiliate portfolio of 4,388,103 and funds for US$12,235.7 million, representing market shares of 12% and 17%, respectively, situating it in second place on the industry in both variables.

In the Dominican Republic, Provida Internacional is present in the pension market through AFP Crecer since October 2004, currently holding 25.00% of equity interest after the sale of its 10.00% equity interest in March 2007 to one of the companies of the Vicini Group in that country. Until February 2007, Provida Internacional had a 35.00% equity interest, as a result of the merger made in October 2004 of AFP Porvenir (in which Provida Internacional had a 70.00% equity interest) with AFP Crecer (in which BBVA had a 70.00% equity interest). Consequently, Provida Internacional and BBVA has a 35.00% of the equity interest each of them and the remaining 30.00% equity interest was held by the Dominican financial group, Progreso.

At September 2007, AFP Crecer recorded a profit of Ch$174.7 million for Provida, lower in Ch$21.5 million with respect to September of 2006. The latter was driven by the reduction of the shares held by Provida (from 35.00% to 25.00%) in March 2007, since the affiliate itself recorded an increase of 37.1% in its results in dollars, driven by the increase in fee income and lower operating expenses, specially administration costs. At September 30, 2007, AFP Crecer had 504,077 affiliates with assets under management for a total of US$205.6 million, figures that represented market shares of 32% and 23% respectively, situating it in first place in terms of affiliates and in third place in terms of assets under management.

As was informed in a previous press release dated September 11, 2007, Provida Internacional signed a purchased agreement with the Bank of Nova Scotia of its entire interest in BBVA Crecer AFP in the Dominican Republic. The transaction is provided the authorizations from the corresponding authorities, events that have not consummated yet.

In economic terms, it is expected that the transaction has a positive impact on the Company´s pre-tax income of US$4,455,378, amount assessable by the capital gains in the Dominican Republic  and Chile.

Finally, regarding the local affiliates, two of them generated earnings and one generated a lower loss, which brought to a joint positive contribution of Ch$457.8 million. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company that started operations in October 2002 and where Provida has a 37.8% ownership, recorded a loss of Ch$287.4 million for Provida at September 2007, a positive variation of Ch$258.9 million

(44.9%) with respect to the first nine months of 2006. The electronic collection company PreviRed.com where Provida holds a 37.9% ownership generated earnings of Ch$230.9 million for Provida at September 2007, a positive deviation of Ch$200.0 million with respect to the same period of last year. In both companies, the positive results were attained by the growth of their operations, basically referred to revenues generated by their business. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$46.5 million at September 2007, a decrease of Ch$1.1 million with respect to September 2006. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

•
At September 2007 the price level restatement recorded a loss of Ch$4,347.7 million, Ch$2,218.7 million or 9.1% higher than the loss recorded in September 2006. This deviation was explained by the superior inflation of 5.1% applied over the Company’s net liability exposure in the first nine months of 2007, while in the same period of 2006, this was 2.5%. The above was partially offset by lower losses in foreign exchange during the period, associated with the maintenance of the dollar debt with Provida Internacional, since an appreciation of 4.0% of the Chilean peso against the dollar was recorded in the first nine months of 2007, whereas a depreciation of 4.8% was recorded at September 2006.

Income taxes
At September 30 2007, the income taxes was Ch$7,040.3 million recording a higher expense of Ch$353.4 million or 5.3% with respect to the same period 2006. The tax expense grew in a lower extent than earnings before taxes due to adjustments deferred tax obligation. This liability arises from the gains on mandatory investments, since earnings are taxed when shares of such asset are sold. Consequently, given that the discount rate to value such liability increased 31 basis points during the first nine months of the year, the deferred tax obligation decreased, reducing the tax income acknowledged in results.

Consolidated balance sheet

•
At September 30, 2007, total assets were Ch$296,589.8 million, representing an increase of Ch$20,799.2 million (7.5%) with respect to the close of September 2006. This variation was basically sustained by the increase of Ch$26,784.8 million in mandatory investments due to the normal contributions in the growing contributor’s base, and the positive returns obtained by pension funds during the last twelve months.

•	Partially offsetting the above were lower other assets of Ch$6,413.1 million, as a consequence of lower goodwill (Ch$8,071.8 million) in connection with the normal amortization of goodwill in investments (mainly AFP Protección), and the effect of the sale of the 10% stake in AFP Crecer, in the Dominican Republic that was partly offset by the increase in the value of investments in related companies (Ch$1,189.2 million) due to the profits generated by most of them.

•
Total liabilities decreased by Ch$3,758.2 million or 5.0% from Ch$75,134.1 million in the first nine months of 2006 to Ch$71,375.9 million at September 2007. The latter was sustained by lower current liabilities of Ch$6,158.1 million, basically due to a lower debt with banks and financial institutions (Ch$11,274.1 million), given the financing by the retention of higher levels of earnings, adding lower withholdings (Ch$1,508.1 million) to foreign shareholders, as a result of the adjustment and immediate payment of their personal taxes in Chile. Partially offsetting the above was the higher provision (Ch$4,622.9 million) mainly for unfavorable casualty rate due to the reasons aforementioned.

Besides, long term liabilities increased by Ch$2,399.9 million due to the higher obligation of deferred taxes of long term (Ch$2,434.5 million), basically associated with the gains recorded by mandatory investments in the last twelve months.

•
 Shareholders’ equity increased by Ch$24,557.4 million or 12.2% from Ch$200,656.4 million at September 30, 2006 to Ch$225,213.8 million at the end of September 2007, due to higher retained earnings (Ch$23,312.5 million) driven by the reduction of rate from 90% to 50% applied in the distribution of dividends over the net income registered in 2006, adding the higher income recorded in the first nine months of 2007 (Ch$5,467.9 million). The latter was partially offset by the higher negative balance of other reserves (Ch$3,415.2 million) associated with the accrued adjustment for exchange rate differences of net investments abroad.

Exchange rate
At September 30, 2007, it was Ch$511.23 per dollar, while in the same period of last year it was Ch$537.03. In the first nine months of 2007 an appreciation of 4.0% in the Chilean peso against the dollar was recorded, while in the same period of 2006 a depreciation of 4.8% in the Chilean peso against the dollar was registered.

CONSOLIDATED INCOME STATEMENT CONSOLIDATED BALANCE SHEET

	Sep-07	Sep-06	Change	% Change
	(Million of constant Chilean pesos at September 30, 2007, except percentages)
OPERATING REVENUES
Fee income	115,974.8	106,333.4	9,641.3	9.1%
Gains on mandatory investments	19,036.9	12,312.2	6,724.7	54.6%
Rebates on L&D insurance	1,824.5	1,956.9	(132.4)	-6.8%
Other operating revenues	4,535.9	3,802.9	733.0	19.3%
Total Operating Revenues	141,372.0	124,405.4	16,966.6	13.6%

OPERATING EXPENSES
Administr. personnel remunerations	(14,769.9)	(14,569.0)	(200.9)	1.4%
Sales personnel remunerations	(7,446.7)	(6,516.8)	(929.9)	14.3%
L&D insurance	(50,592.9)	(44,498.9)	(6,094.0)	13.7%
Other operating expenses	(19,217.6)	(18,531.7)	(685.9)	3.7%
Total Operating Expenses	(92,027.1)	(84,116.4)	(7,910.7)	9.4%

OPERATING INCOME	49,344.9	40,289.0	9,055.9	22.5%

OTHER EXPENSES (INCOME)
Gains on investments	16.9	24.2	(7.3)	-30.2%
Profit (loss) in affil. companies	3,143.7	3,602.9	(459.2)	-12.7%
Amortization of goodwill	(3,995.6)	(4,112.7)	117.1	-2.8%
Interest expense	(1,702.6)	(1,548.5)	(154.2)	10.0%
Other income (expenses) net	206.5	718.8	(512.3)	-71.3%
Price level restatement	(4,347.7)	(2,129.0)	(2,218.7)	104.2%
Total Other Expenses (Income)	(6,678.8)	(3,444.2)	(3,234.6)	93.9%

INCOME BEFORE TAXES	42,666.1	36,844.7	5,821.3	15.8%
INCOME TAXES	(7,040.3)	(6,686.9)	(353.4)	5.3%

NET INCOME	35,625.8	30,157.8	5,468.0	18.1%

	Sep-07	Sep-06	Change	%
	(Million of constant Chilean pesos at September 30, 2007, except percentages)
ASSETS
Current Assets	19,990.2	18,868.9	1,121.3	5.9%
Marketable Securities - Reserve	166,047.0	139,262.2	26,784.8	19.2%
Premises and Equipment	26,452.3	27,146.0	(693.7)	-2.6%
Other Assets	84,100.3	90,513.4	(6,413.1)	-7.1%
TOTAL ASSETS	296,589.8	275,790.5	20,799.2	7.5%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	61,864.0	68,022.1	(6,158.1)	-9.1%
Long-Term Liabilities	9,511.9	7,112.0	2,399.9	33.7%
Minority Interest	0.1	0.1	(0.0)	-5.5%
Shareholders´ Equity	225,213.8	200,656.4	24,557.4	12.2%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	296,589.8	275,790.5	20,799.2	7.5%

CONSOLIDATED CASH FLOW STATEMENT

	Sep-07	Sep-06	Change	%
	(Million of constant Chilean pesos at September 30, 2007, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	34,469.4	27,775.3	6,694.1	24.1%
Total Operating Revenues	128,801.6	111,655.3	17,146.4	15.4%
Total Operating Expenses	(94,332.2)	(83,880.0)	(10,452.2)	12.5%

CASH FLOW FROM FINANCING ACTIVITIES	(31,508.0)	(22,559.7)	(8,948.3)	-39.7%

CASH FLOW FROM INVESTING ACTIVITIES	(1,944.8)	(7,186.3)	5,241.5	-72.9%

TOTAL NET CASH FLOW	1,016.7	(1,970.7)	2,987.4	-151.6%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE THIRD QUARTER 2007

Net income
In the third quarter of 2007 (3Q07), the net income was Ch$9,937.8 million, a decrease of Ch$2,998.3 million or 23.2% with respect to the third quarter of 2006 (3Q06). Operationally, this result is explained by lower gains on mandatory investments that accompanied with higher life and disability insurance expenses overshadowed the good performance of fee income.

In non operating terms, the quarter recorded a higher loss with respect to 3Q07, mainly due to price level restatement given the superior inflation recorded in the quarter and, at lower extent, lower earnings generated by the affiliated companies AFORE Bancomer in Mexico and AFP Horizonte in Peru.

	3Q07	3Q06	Change	%
	(Million of constant Chilean pesos at September 30, 2007, except percentages)
Operating income	14,120.8	17,394.3	(3,273.5)	-18.8%
Total operating revenues	44,072.5	43,362.3	710.2	1.6%
Total operating expenses	(29,951.7)	(25,968.0)	(3,983.7)	15.3%

Other expenses (income)	(2,559.4)	(1,536.7)	(1,022.7)	66.6%
Income taxes	(1,623.7)	(2,921.6)	1,297.9	-44.4%

Net income	9,937.8	12,936.1	(2,998.3)	-23.2%

Earnings per share (each ADR represents fifteen shares) during the quarter was Ch$29.99 while in the same quarter of last year, this was Ch$39.04. At the close of 3Q07, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in 3Q06.

Operating revenues
They were Ch$44,072.5 million in 3Q07, an increase of Ch$710.2 million or 1.6% with respect to 3Q06. This result was driven by the good performance achieved by fee income in line with higher collection levels recorded in the quarter, adding superior other operating revenues basically generated by revenues from other AFPs. The latter was partially offset by lower gains on mandatory investments due to lower returns achieved by local and foreign stock markets and minor financial revenues stemmed from life and disability insurance contracts.

•
Fee income was Ch$38,188.0 million in 3Q07, increasing by 8.5% or Ch$3,000.5 million with respect to 3Q06, evolution in line with fee income from mandatory contributions that grew 8.2% or Ch$2,848.1 million with respect to same quarter of the last year. Additionally, higher fees from programmed withdrawals were registered in the period (Ch$110.1 million), as a consequence of the higher fee rate charged over pensions.

In terms of clients, the average number of contributors was 1,616,367 in the third quarter of 2007, hence, Provida maintains its leading position with an average market share of 38.8% in the period Jun-Ago (last information available for the industry).

•
During 3Q07, gains on mandatory investments were Ch$4,299.4 million, lower in Ch$2,273.0 million with respect to the income recorded in 3Q06. This result  was driven by the weak performance observed in local (3Q07: IPSA -6.4%, IGPA -3.4% versus 3Q06: IPSA +7.3%, IGPA +7.9%) and foreign stock markets (3Q07: Dow Jones +3.6%, MSCI US Value +0.1%, MSCI Europe ex UK +2.2%, Nikkei -0.6% and MEXBOL -3.9% versus 3Q06: Dow Jones +4.7%, MSCI US Value +30.8%, MSCI Europe ex UK +6.1%, Nikkei +0.9% and

MEXBOL +17.2%). The latter implied that the weighted average nominal return of pension funds was 2.7% in 3Q07, while in the same period of last year, this was 5.1%.

Operating expenses
They reached Ch$29,951.7 million during the quarter, an increase of 15.3% or Ch$3,983.7 million with respect to 3Q06. This result was mainly explained by the superior life and disability insurance expense due to higher provisions for unfavorably casualty rate recorded in the quarter. Besides, the period recorded higher operating expenses due to major administration costs basically referred to administration of funds and external collection, which were partially offset by lower marketing expenses associated to advertisement.

•
The administrative personnel remunerations were Ch$4,474.0 million in 3Q07, a positive variation of Ch$345.1 million or 7.2% with respect to the same period of the last year. This result basically stem from minor costs in severance payments, since at the end of 2006 certain adjustments to the administrative staff profile was implemented. The aforementioned was partially offset by higher allowances payments to workers as a result of the new collective contract. Also, the period recorded higher costs in remunerations in line with the new sub-hiring regulation that has implied to incorporate a larger number of employees to the permanent staff, which in figures has meant an increase of 6.0% in the average administrative staff during the quarter with respect to 3Q06, from 964 employees to 1,021 employees in 3Q07.

•
The sales personnel remuneration increased from Ch$2,015.9 million in 3Q06 to Ch$2,211.6 million in 3Q07, a deviation of Ch$195.6 million (9.7%). The aforementioned was mainly due to higher remunerations, especially variable remunerations, as a result of the higher production levels achieved by the sales force, as a consequence of the lower legal restrictions in the transfer process of clients. Also, the period recorded higher cost in severance payments as a result of the substitution plan of non productive workers.

Regarding sales staff, the average number of sale agents increased from 565 in 3Q06 to 570 in 3Q07, a rise of 1.0%.

•
During 3Q07 the life and disability insurance expense was Ch$16,658.1 million, higher in Ch$3,699.4 million or 28.5% with respect to the figure recorded in the same period of last year. This variation was basically the result of superior provisions of Ch$3,023.4 million for unfavorable casualty rate, as a consequence of the increment of claims for benefits in accordance with the growth observed in the client portfolio, and true ups of contracts prior to the current one. Additionally, the higher temporary premium of Ch$676.2 million was included in the above, as a result of the increase of collection levels during the quarter.

•
Other operating expenses increased by 7.0% or Ch$433.8 million from Ch$6,174.2 million recorded in 3Q06 to Ch$6,608.0 million in 3Q07. This variation was mainly the result of higher administration costs (Ch$546.3 million) mainly referred to funds management (intermediation and custodian services), external collection (larger number of contributions)

and personnel selection (renewal of sales staff). Also, the period recorded a higher expense in amortization (Ch$190.5 million) due to computing developments related to the Unified Platform, which have implied increments in such asset.

The aforementioned was partially offset by lower marketing costs (Ch$267.8 million), since the 3Q06 recorded higher expenses associated with the Company’s advertising campaign regarding voluntary pension savings developed in such period.

Operating income
It totaled Ch$14,120.8 million, a decrease of Ch$3,273.5 million with respect to 3Q06, since the good performance achieved by fee income was not enough to offset lower gains on mandatory investments and higher expenses recorded in the quarter.

Other non-operating expenses (income)
They recorded a loss of Ch$2,559.4 million, higher in Ch$1,022.7 million than the loss recorded in the 3Q06. This deviation was mainly attained by higher losses in price level restatement (Ch$1,204.0 million) recorded in the quarter, due to the increment of the inflation applied in the period. Besides, lower profits (Ch$191.8 million) generated by related companies basically AFORE Bancomer in Mexico and AFP Horizonte in Peru. Partially offsetting the above were higher other expenses (income) net (Ch$303.9 million), as a result of earnings generated by the sale of non-occupied real state in the operation.

•
The results in affiliated companies decreased by Ch$191.8 million or 16.4% from an income of Ch$1,169.7 million in 3Q06 to Ch$977.9 million in 3Q07. In this result, the foreign affiliates decreased by Ch$373.0 million their results, due to higher administration costs experienced by AFORE Bancomer in Mexico and the loss on mandatory investments attained by AFP Horizonte in Peru. Adding the above was the negative effect of the appreciation of the Chilean peso against the dollar, at the moment of acknowledging results. Besides, local affiliates recorded a favorable evolution that together amounted to a positive variation of Ch$181.2 million.

		3Q07	3Q06	Change	%
Company	Country	(Million of constant Chilean pesos at September 30, 2007, except percentages)
Horizonte	Peru	200.6	321.5	(120.9)	-37.6%
Bancomer	Mexico	665.5	930.7	(265.2)	-28.5%
Crecer	Rep.Dominicana	42.6	29.5	13.1	44.4%
DCV	Chile	9.9	3.5	6.4	185.7%
PreviRed.com	Chile	108.7	24.5	84.3	344.6%
AFC	Chile	(49.4)	(139.9)	90.6	-64.7%
	TOTAL	977.9	1,169.7	(191.8)	-16.4%

Income taxes
Income taxes in 3Q07 was Ch$1,623.7 million, a decrease of Ch$1,297.9 million with respect to 3Q06, as a result of the lower net income recorded in the quarter.

Exchange rate
In 3Q07, an appreciation of 3.0% of the Chilean peso against the dollar was recorded and in 3Q06 the appreciation was 0.4%.

CONSOLIDATED INCOME STATEMENT

	3Q07	3Q06	Change	% Change
	(Million of constant Chilean pesos at September 30, 2007, except percentages)
OPERATING REVENUES
Fee income	38,188.0	35,187.6	3,000.5	8.5%
Gains on mandatory investments	4,299.4	6,572.3	(2,273.0)	-34.6%
Rebates on L&D insurance	163.9	268.8	(104.9)	-39.0%
Other operating revenues	1,421.2	1,333.6	87.7	6.6%
Total Operating Revenues	44,072.5	43,362.3	710.2	1.6%

OPERATING EXPENSES
Administr. personnel remunerations	(4,474.0)	(4,819.2)	345.1	-7.2%
Sales personnel remunerations	(2,211.6)	(2,015.9)	(195.6)	9.7%
L&D insurance	(16,658.1)	(12,958.7)	(3,699.4)	28.5%
Other operating expenses	(6,608.0)	(6,174.2)	(433.8)	7.0%
Total Operating Expenses	(29,951.7)	(25,968.0)	(3,983.7)	15.3%

OPERATING INCOME	14,120.8	17,394.3	(3,273.5)	-18.8%

OTHER EXPENSES (INCOME)
Gains on investments	7.2	5.3	1.9	36.7%
Profit (loss) in affil. companies	977.9	1,169.7	(191.8)	-16.4%
Amortization of goodwill	(1,341.9)	(1,345.9)	4.0	-0.3%
Interest expense	(581.3)	(644.6)	63.3	-9.8%
Other income (expenses) net	558.8	254.9	303.9	119.2%
Price level restatement	(2,180.0)	(976.0)	(1,204.0)	123.4%
Total Other Expenses (Income)	(2,559.4)	(1,536.7)	(1,022.7)	66.6%

INCOME BEFORE TAXES	11,561.5	15,857.6	(4,296.2)	-27.1%
INCOME TAXES	(1,623.7)	(2,921.6)	1,297.9	-44.4%

NET INCOME	9,937.8	12,936.1	(2,998.3)	-23.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	October 30, 2007	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	October 30, 2007	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.